UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

IPC HOLDINGS, LTD.

(Name of Subject Company)

IPC HOLDINGS, LTD.

(Names of Persons Filing Statement)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G4933P101

(CUSIP Number of Class of Securities)

James P. Bryce

President and Chief Executive Officer

American International Building

29 Richmond Road

Pembroke, HM 08

Bermuda

(441) 298-5100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Andrew S. Rowen, Esq. Melissa Sawyer, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and restates the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by IPC Holdings, Ltd. (“IPC”) with the Securities and Exchange Commission on May 14, 2009, as amended and supplemented by Amendment No. 1 to Schedule 14D-9 as filed on May 19, 2009. This Amendment provides updated information with respect to an unsolicited proposal by Validus Holdings, Ltd. (“Validus”).

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is IPC Holdings, Ltd., a Bermuda exempted company (“IPC”). The address and telephone number of its principal executive offices is American International Building, 29 Richmond Road, Pembroke, HM 08, Bermuda, (441) 298-5100.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement (this “Statement”) relates is IPC’s common shares, par value $0.01 per share (each such share, an “IPC Common Share”). As of May 20, 2009, there were 55,948,821 IPC Common Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

IPC is the subject company and the person filing this Statement. IPC’s name, business address and business telephone number are set forth in “Item 1. Subject Company Information—Name and Address” above, which information is incorporated herein by reference.

Exchange Offer.

This Statement relates to the unsolicited offer by Validus Holdings, Ltd., a Bermuda exempted company (“Validus”), upon the terms and subject to the conditions set forth in (i) its Preliminary Prospectus/Offer to Exchange, dated May 12, 2009 and amended on May 14, 2009 (the “Offer to Exchange”), (ii) the related Letter of Transmittal (the “Letter of Transmittal”), and (iii) the revised terms of the Offer to Exchange announced in Amendment No. 5 to Schedule TO, dated May 20, 2009 (which, together with the Offer to Exchange, the Letter of Transmittal and any amendments or supplements thereto, collectively constitutes the “Exchange Offer”). Validus filed a Tender Offer Statement on Schedule TO dated May 12, 2009, and amended on May 14, 2009 (twice), May 18, 2009 (twice), and May 20, 2009 (twice) (the “Schedule TO”), and a registration statement on Form S-4 dated May 12, 2009 and amended on May 14, 2009 (the “Registration Statement”) relating to the securities to be issued in connection with the Exchange Offer.

Under the Exchange Offer, Validus has offered to exchange, for each outstanding IPC Common Share that is validly tendered and not properly withdrawn prior to the expiration time of the Exchange Offer, (x) 1.1234 Validus voting common shares and (y) $3.00 in cash, less any applicable withholding tax and without interest, upon the terms and subject to the conditions contained in the Exchange Offer. In addition, in the event the transaction is consummated, tendering IPC shareholders would receive cash in lieu of any fractional Validus common share to which such shareholders would be entitled. According to the Offer to Exchange, the Exchange Offer will expire at 5:00 p.m., New York City time (6:00 p.m., Atlantic time), on June 26, 2009, unless further extended by Validus. The Schedule TO states that the address and telephone number of Validus’s principal executive offices are Bermuda Commercial Bank Building, 19 Par-la-Ville Road, Hamilton, HM 11, Bermuda and (441) 278-9000, respectively.

The purpose of the Exchange Offer, as stated by Validus, is to acquire control of, and ultimately the entire equity interest in, IPC. In the Offer to Exchange, Validus states that the Exchange Offer is one part of its plan to acquire all of the issued and outstanding IPC Common Shares. According to the Offer to Exchange, promptly after completion of the Exchange Offer, Validus intends to seek to acquire all the IPC Common Shares of those IPC shareholders who elected not to tender their IPC Common Shares pursuant to the Exchange Offer (the “Squeeze Out”), in accordance with either Section 102 or Section 103 of The Companies Act 1981 of Bermuda (the “Companies Act”). In the Offer to Exchange, Validus states that the purpose of the Squeeze Out is for Validus to acquire all outstanding IPC Common Shares that are not acquired in the Exchange Offer on the same terms as in the Exchange Offer.

According to the Offer to Exchange, Validus intends, promptly following the Squeeze Out, to amalgamate IPC with a newly formed, wholly owned subsidiary of Validus in accordance with Section 107 of the Companies Act.

In the Offer to Exchange, Validus states that its obligation to exchange its common shares for IPC Common Shares pursuant to the Exchange Offer is subject to numerous conditions, including the following:

•

IPC shareholders shall have validly tendered and not withdrawn prior to the expiration time of the Exchange Offer at least that number of IPC Common Shares that shall constitute 90% of the then-outstanding IPC Common Shares on a fully diluted basis (excluding any IPC Common Shares beneficially owned by Validus, its subsidiaries or IPC).

•

The IPC-Max Amalgamation Agreement (defined below) shall have been validly terminated on terms reasonably satisfactory to Validus, and Validus shall reasonably believe that IPC could not have any liability, and Max shall not have asserted any claim of liability or breach against IPC in connection with the IPC-Max Amalgamation Agreement other than with respect to the possible payment of the $50 million termination fee thereunder.

•

Validus’s Registration Statement shall have become effective under the Securities Act of 1933, no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Securities and Exchange Commission (the “SEC”), and Validus shall have received all necessary state securities law or “blue sky” authorizations.

•

The shareholders of Validus shall have approved the issuance of the Validus common shares pursuant to the Exchange Offer and the Squeeze Out as required under the rules of the New York Stock Exchange (the “NYSE”).

•

The Validus common shares to be issued to IPC shareholders in exchange for IPC Common Shares in the Exchange Offer and the Squeeze Out shall have been authorized for listing on the NYSE, subject to official notice of issuance.

•

There shall be no threatened or pending litigation, suit, claim, action, proceeding or investigation before any governmental authority that, in the judgment of Validus, is reasonably likely to, directly or indirectly, restrain or prohibit (or which alleges a violation of law relating to) the Exchange Offer, or to prohibit or limit the full rights of ownership of IPC Common Shares by Validus or any of its affiliates.

•

Since December 31, 2008, there shall not have been any material adverse effect on IPC and its subsidiaries, taken as a whole. A more than 50% decline in IPC’s book value or a 20% or more decline in IPC’s book value relative to Validus’s book value shall be deemed to have a material adverse effect on IPC.

•

Each of IPC and its subsidiaries shall have carried on its respective business in the ordinary course consistent with past practice at all times on or after the date of the Offer to Exchange and prior to the expiration time of the Exchange Offer.

•

All amendments or waivers under Validus’s credit facilities as determined by Validus to be necessary to consummate the Exchange Offer, the Squeeze Out and the other transactions contemplated by the Exchange Offer shall be in full force and effect.

•

The Exchange Offer is subject to additional conditions, including that IPC shareholders shall not have approved the IPC-Max Amalgamation Agreement and that there shall have been no business combination consummated between IPC and Max.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Statement or as incorporated by reference herein, to IPC’s knowledge, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between IPC or its affiliates and (i) each of IPC’s executive officers, directors or affiliates or (ii) Validus or any of its executive officers, directors or affiliates.

The IPC-Max Amalgamation.

On March 1, 2009, IPC, IPC Limited and Max Capital Group Ltd. (“Max”) entered into an Agreement and Plan of Amalgamation (the “IPC-Max Amalgamation Agreement”). IPC’s board of directors (the “Board”) unanimously adopted the IPC-Max Amalgamation Agreement on that date and deemed it fair, advisable and in the best interests of IPC to enter into the IPC-Max Amalgamation Agreement and to consummate the amalgamation (the “IPC-Max Amalgamation”) and the other transactions contemplated thereby. Subject to shareholder approval and the satisfaction or waiver of the other conditions specified in the IPC-Max Amalgamation Agreement, on the closing date of the IPC-Max Amalgamation, Max will amalgamate with IPC Limited, and immediately thereafter IPC will change its name to “Max Capital Group Ltd” (the “Amalgamated Company”). Pursuant to the IPC-Max Amalgamation Agreement, after the effective time, Max shareholders (including the shareholders that do not vote in favor of the IPC-Max Amalgamation) will have the right to receive 0.6429 IPC Common Shares and cash in lieu of fractional shares in exchange for each Max common share they hold, unless they exercise appraisal rights pursuant to Bermuda law.

Director Compensation.

For a description of the remuneration earned by IPC’s directors, reference is made to pages 144-145 of the joint proxy statement/prospectus on Form 424(b)(4) filed on May 7, 2009 (SEC File No. 333-158264) (the “Joint Proxy Statement/Prospectus”), which is filed as an exhibit hereto and incorporated herein by reference.

The Amalgamated Company proposes to replace the current plan of remuneration for IPC’s directors in favor of the revised plan of remuneration. For a description of such revised plan of remuneration, reference is made to pages 148-149 of the Joint Proxy Statement/Prospectus, which is filed as an exhibit hereto and incorporated herein by reference.

Validus’s Percentage Holdings of IPC.

According to the Offer to Exchange, Validus owns 100 IPC Common Shares, representing less than 0.000002% of the outstanding IPC Common Shares.

Exchange Consideration pursuant to the Exchange Offer.

If IPC’s directors and executive officers were to tender any IPC Common Shares that they own pursuant to the Exchange Offer, they would receive Validus shares on the same terms and conditions as IPC’s other shareholders. For a description of the beneficial ownership of IPC Common Shares by each person currently serving as a director of IPC and certain executive officers of IPC, reference is made to pages 179-180 of the Joint Proxy Statement/Prospectus, which is filed as an exhibit hereto and incorporated herein by reference.

Interests of IPC Directors and Executive Officers in the IPC-Max Amalgamation.

For a description of the interests of IPC’s directors and executive officers in the IPC-Max Amalgamation, reference is made to pages 79-81, 87, and 172-174 of the Joint Proxy Statement/Prospectus, which is filed as an exhibit hereto and incorporated herein by reference.

Legal Proceedings.

On April 28, 2009, Validus commenced a lawsuit in the Supreme Court of Bermuda Commercial Court (the “Court”) against IPC, IPC Limited and Max. The complaint alleges, among other things, that: (i) the $50 million termination fee provided in the IPC-Max Amalgamation Agreement is unlawful and unenforceable, (ii) the Board breached its duty and acted otherwise than in accordance with the constitution of IPC by entering into the amalgamation agreement and (iii) the Board continues to breach its duty by acting in accordance with the provisions in the IPC-Max Amalgamation Agreement providing for the termination fee and the restrictions on entering into discussions with third parties regarding acquisition proposals. Through the lawsuit, Validus is apparently seeking declaratory and injunctive relief to prevent IPC and IPC Limited from paying any portion of the $50 million termination fee to Max and from taking any steps to give effect to the non-solicitation provisions in the amalgamation agreement. Additionally, Validus has requested the Court require that IPC pays the costs of the proceedings in the Court as well as other unspecified relief. While at this time, it is not possible to determine the ultimate resolution of, or estimate the liability related to Validus’s lawsuit, based on its review of the complaint IPC believes that the allegations are without merit.

On May 11, 2009, the Court commenced a hearing in connection with an application by Validus seeking an expedited trial. On May 13, 2009, the Court (Chief Justice Richard Ground) ruled in favor of IPC and Max and dismissed Validus’s application and awarded costs to both IPC and Max.

On May 14, 2009, Validus commenced a further legal proceeding in the Court in connection with Validus’s proposed scheme of arrangement. On May 19, 2009, the Court ordered that the hearing to determine whether the Court should convene a meeting to consider the proposed scheme will take place before Chief Justice Richard Ground in the week of May 25, 2009.

Item 4.	The Solicitation or Recommendation.

Solicitation or Recommendation.

After careful consideration, including a review of the terms and conditions of the Exchange Offer in consultation with IPC’s financial and legal advisors, and consistent with its fiduciary duties under applicable law, the Board, by unanimous vote at a meeting held on May 20, 2009, reaffirmed its approval of the IPC-Max Amalgamation, concluded that the Exchange Offer does not constitute a “Superior Proposal” as defined in the IPC-Max Amalgamation Agreement and was not in the best interests of IPC and recommended that IPC’s shareholders reject the Exchange Offer and not tender their IPC Common Shares pursuant to the Exchange Offer.

ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT IPC’S SHAREHOLDERS REJECT THE EXCHANGE OFFER AND NOT TENDER THEIR IPC COMMON SHARES TO VALIDUS PURSUANT TO THE EXCHANGE OFFER.

If you have tendered your IPC Common Shares, you are encouraged to withdraw them. For assistance in withdrawing your tender of IPC Common Shares, you can contact your broker or IPC’s information agent, Innisfree M&A Incorporated (“Innisfree”), at the address, phone number and email address below:

Innisfree M&A Incorporated

501 Madison Avenue

20th Floor

New York, NY 10022

Toll-Free for Shareholders: (877) 825-8621

Banks and Brokers Call Collect: (212) 750-5834

Please see “— Reasons for Recommendation” below for further information.

Intent to Tender.

After reasonable inquiry and to the knowledge of IPC, none of IPC’s directors, executive officers, affiliates or subsidiaries currently intends to tender any IPC Common Shares held of record or beneficially owned by such person pursuant to the Exchange Offer.

Reasons for Recommendation.

IPC’s fundamental objective has been to achieve superior shareholder value creation. Following a thorough and robust process, the Board determined that the best way to achieve this objective is a merger-of-equals transaction with Max. The benefits of the amalgamation of IPC with Max are substantial, and include:

•	diversification beyond IPC’s monoline property catastrophe business to achieve more consistent long-term earnings and higher returns on equity, including:

•	excess capital of $300 to $400 million to deploy in new businesses or for capital management purposes;

•	increased flexibility to deploy capital opportunistically to take advantage of favorable pricing and underwriting developments across a greater number of business lines and regions;

•	highly complementary businesses with limited overlap, with IPC’s strength in property catastrophe reinsurance and Max’s diversified insurance and reinsurance platforms;

•	preservation of IPC’s franchise as a leading property catastrophe reinsurer writing approximately $550 million of property catastrophe premiums annually on a combined basis;

•

increased scope and scale of operations with approximately $3 billion of capital, providing a larger buffer to protect IPC’s capital from catastrophe events and enhancing IPC’s ability to achieve better ratings; and

•	a top-notch management team with a proven ability to manage a more diversified business, led by Marty Becker.

In addition, shareholders of the combined entity will be positioned to benefit from an increased price-to-book value multiple, because:

•	both IPC and Max are currently trading at a discount to book value due to historically low valuations;

•	larger, more diversified companies typically trade at a higher multiple; and

•	a reduction in the combined entity’s investment risk will result in higher, more stable valuation levels.

Upon consideration of the Exchange Offer after consultation with outside legal counsel and financial advisors and consistent with its fiduciary duties under applicable law, the Board, by unanimous vote at a meeting held on May 20, 2009, reaffirmed its approval of the IPC-Max Amalgamation, concluded that the Exchange Offer does not constitute a “Superior Proposal” as defined in the IPC-Max Amalgamation Agreement and was not in the best interests of IPC and recommended that IPC’s shareholders reject the Exchange Offer and not tender their IPC Common Shares pursuant to the Exchange Offer for the following reasons:

•

the IPC-Max Amalgamation which would permit IPC shareholders to continue to benefit from IPC’s franchise value built over 15 years while achieving, through diversification, more consistent long-term earnings and a better use of capital as signified by higher returns on equity;

•

Max’s diversified operations offer the best path to achieving IPC’s strategic goal of diversifying beyond its monoline property catastrophe business model in order to reduce the volatility and risk inherent in focusing on catastrophe reinsurance, and spreading its risk base across less correlated risks, in order to reduce earnings volatility, which affects the share price, share price volatility, ratings and the cost of capital. The Board believes that a transaction with Validus would not accomplish these objectives given Validus’s substantial correlated catastrophe exposure, among other reasons;

•	the IPC-Max Amalgamation is structured in a manner appropriate to achieve IPC’s strategic objectives because, among other factors:

•

IPC’s negotiations with Max included the creation and careful consideration of a jointly prepared business plan for the combined company reflecting, among other things, approximately two months of mutual due diligence involving each of IPC’s and Max’s financial and legal advisors and management and IPC’s outside independent actuarial consultants and investment consultants;

•

following the presentation by IPC and Max of a combined business plan to the ratings agencies, IPC and Max received indicative ratings for the combined business following the amalgamation that were satisfactory and, if the rating agencies assign the Amalgamated Company final ratings materially similar to the indicative ratings received, IPC and Max anticipate such ratings would be satisfactory for the execution of the Amalgamated Company’s business plan;

•

the combined business plan developed by IPC and Max is expected to result in significant value creation potential over a monoline standalone business plan for IPC, based on the projected financial information described on pages 76-79 of the Joint Proxy Statement/Prospectus, which is filed as an exhibit hereto and incorporated herein by reference, and IPC’s current shareholders will participate in any such future value creation on a pro rata basis to their ownership of the combined company;

•

Max has already publicly disclosed (in its Current Report on Form 8-K filed on January 5, 2009, its Current Report on Form 8-K filed on February 18, 2009, and its Annual Report on Form 10-K filed on February 19, 2009) reductions in its exposure to alternative asset classes. The combined business plan developed by IPC’s and Max’s management contemplates a reduction in the Amalgamated Company’s exposure to alternative asset classes from pro forma 12% as of March 31, 2009, to 5% to 7% of combined investment assets in 2009. The 12% pro forma investment assets held in alternative asset classes represents the combination of (i) IPC holding 13% of its investment assets in alternative asset classes at March 31, 2009 (5% through the AIG Select hedge fund and 9% through investments in mutual funds and other equity investments) and (ii) Max holding 12% of its investment assets in alternative asset classes at March 31, 2009, including long/short funds, distressed securities, arbitrage strategies and other asset classes, as compared to IPC’s exposure to alternative assets with a narrower focus on equity investments. IPC and Max believe that a reduction in total alternative assets from pro forma 12% as of March 31, 2009, to 5% to 7% of combined investment assets in 2009 combined with the greater diversification within the Amalgamated Company’s alternative asset classes will promote decreased risk over time. Furthermore, Max and IPC believe that the planned exposure to alternative asset classes in the Amalgamated Company’s investment portfolio of 5% to 7% is well within the range of alternative assets held by Bermuda peer companies for which the average allocation of alternative assets as a percentage of total investments was 10% as of March 31, 2009;

•

IPC and Max have agreed to provide for representation from both companies’ independent directors on the Amalgamated Company’s board of directors (including IPC’s chairman as chairman of the combined company) to seek to ensure the achievement of the objectives of the combined business plan;

•

the Board believes book value is a fundamental driver of shareholder value over time in the insurance industry because it determines the amount of premiums a company can write, its ability to withstand losses and the amount of capital available for distribution to shareholders. In addition, research analysts and the investor community use book value as a key valuation metric. Among other reasons, Max’s book value represents the carrying value of Max’s net assets, which IPC verified through its due diligence process. IPC’s shareholders are benefiting from a “premium”[1] from the IPC-Max Amalgamation because for IPC’s shareholders the exchange ratio

[1]	For comparative purposes, based on a theoretical transaction with Max as the issuer and an exchange ratio of 1.5555, calculated as the inverse of the 0.6429 exchange ratio in the amalgamation with IPC as the issuer. This theoretical calculation is used only for the purpose of comparing the amalgamation with Validus’s Exchange Offer in order to calculate the premium / discount on the same basis.

for the IPC-Max Amalgamation represents a 4.1% premium to the exchange ratio determined using IPC’s and Max’s diluted book value per share and a 0.8% premium using IPC’s and Max’s diluted tangible book value per share;[2]

•

the exchange ratio for Validus’s Exchange Offer represents for IPC shareholders a 5.9% discount to the exchange ratio determined using IPC’s and Validus’s diluted book value per share and a 12.7% discount using IPC’s and Validus’s diluted tangible book value per share;[3]

•

the value of Validus’s offer of $30.14 represents a mere $0.16 per share, or less than 1%, increase over the value of the original offer of $29.98 (based on closing prices on May 15, 2009, and March 30, 2009, the last trading day prior to the amended and original offers, respectively). The amended offer is a 14% discount to IPC’s book value per share based on closing stock prices on May 20, 2009. Validus’s stated premium has dropped from 13% (based on the May 15, 2009, closing price) to 9% as of May 20, 2009;

•

it is unclear whether the Exchange Offer, in its current configuration, would be generally tax-free to IPC shareholders. If the Exchange Offer were not generally tax-free, U.S. shareholders of IPC would recognize gain or loss equal to the difference between their adjusted tax basis in their IPC shares and the sum of the value of the Validus shares and cash they received in the Exchange Offer. Even if the Exchange Offer were generally tax-free, those IPC shareholders would recognize gain but not loss to the extent of the $3 cash per share received in exchange for their IPC shares; and

•	necessary regulatory approvals have been obtained in a timeframe allowing the IPC-Max Amalgamation to close in the second quarter of 2009, prior to the height of the 2009 hurricane season;

[2]

Based on share counts as of March 31, 2009, diluted using the treasury stock method with share prices as of May 15, 2009, IPC and Max have diluted share counts of 56,478,861 and 57,596,962 shares, respectively. As of March 31, 2009, IPC had book value and tangible book value of approximately $1,849,474,000 while Max had book value of approximately $1,262,862,000 and tangible book value of approximately $1,222,374,000. Dividing the book value or tangible book value, as applicable, by the diluted share count results in diluted book value per share of $32.75 for IPC and $21.93 for Max and diluted tangible book value per share of $32.75 for IPC and $21.22 for Max. The 1.5555 exchange ratio referred to in footnote 1 represents a 4.1% premium to the 1.4935 exchange ratio per IPC share determined by dividing IPC’s diluted book value per share by Max’s diluted book value per share, and a 0.8% premium to the 1.5430 exchange ratio determined by dividing IPC’s diluted tangible book value per share by Max’s diluted tangible book value per share.

[3]

For comparative purposes, based on a theoretical all-stock transaction with implied value equal to the value of Validus’s Exchange Offer. Such theoretical all-stock transaction would have an exchange ratio of 1.2476, calculated as the implied offer price in Validus’s Exchange Offer ($30.14) divided by Validus’s share price as of May 15, 2009 ($24.16). This theoretical calculation is used only for the purpose of comparing Validus’s Exchange Offer to the amalgamation with Max in order to calculate the premium/discount on the same basis. Based on share counts as of March 31, 2009, diluted using the treasury stock method with share prices as of May 15, 2009, IPC and Validus have diluted share counts of 56,478,861 and 81,902,839 shares, respectively. As of March 31, 2009, IPC had book value and tangible book value of approximately $1,849,474,000 while Validus had book value of approximately $2,022,986,000 and tangible book value of approximately $1,876,416,000. Dividing the book value or tangible book value, as applicable, by the diluted share count results in diluted book value per share of $32.75 for IPC and $24.70 for Validus and diluted tangible book value per share of $32.75 for IPC and $22.91 for Validus. The 1.1234 exchange ratio plus the $3.00 cash component proposed in the Validus offer represents a 5.9% discount to the 1.3258 exchange ratio per IPC share determined by dividing IPC’s diluted book value per share by Validus’s diluted book value per share, and a 12.7% discount to the 1.4293 exchange ratio determined by dividing IPC’s diluted tangible book value per share by Validus’s diluted tangible book value per share.

whereas a business combination with Validus is less likely to preserve IPC’s franchise value for the benefit of IPC shareholders and otherwise achieve IPC’s strategic objectives because, among other factors:

•

Validus has a substantial correlated catastrophe exposure. Validus’s Annual Report on Form 10-K for the year ended December 31, 2008 indicates that “most of the lines of business underwritten have large aggregate exposures to natural and man-made catastrophes.” In particular, publicly available information indicates that Validus’s marine business line represented 27% and 18%, respectively, of Validus’s losses and loss adjustment expenses, net of reinsurance and gross of reinstatement premiums, from hurricanes Ike and Gustav. Talbot Holdings Ltd. (which is a subsidiary of Validus that is predominantly an insurance business) represented 17% and 30%, respectively, of Validus’s losses and loss adjustment expenses, net of reinsurance and gross of reinstatement premiums, from hurricanes Ike and Gustav. Hurricane Gustav, which was a comparatively small event by industry standards, caused losses and loss adjustment expenses for Validus in most reporting business segments. As a result of its substantial correlated catastrophe exposures Validus’s losses from hurricanes Ike and Gustav resulted in one of the greatest losses as a percentage of common equity among what IPC considers to be Validus’s peer group, including IPC and Max, while Max had the lowest loss as a percentage of common equity. [4] Validus’s Annual Report on Form 10-K for the year ended December 31, 2008 warns: “substantially all of our gross premiums written to date are in short-tail lines, which means we could become liable for a significant amount of losses in a brief period;”

•

due to Validus’s substantial correlated catastrophe exposure (as described in the preceding bullet) and IPC’s previous oral discussions with the ratings agencies regarding the impact of correlated catastrophe exposure on IPC’s capital ratings, the Board believed that an acquisition of IPC by Validus was less likely to result in ratings as favorable to the potential combined Validus-IPC entity over the long-term as the indicative ratings that IPC and Max received for the Amalgamated Company; IPC did not make a presentation to the ratings agencies in connection with Validus’s Exchange Offer;

•

Validus’s Exchange Offer results in less book value per share and tangible book value per share to IPC shareholders than the IPC-Max Amalgamation, because the IPC-Max Amalgamation would result in $31.43[5] of diluted tangible book value per IPC common share as compared to Validus’s

[4]

Net loss and loss expenses, net of reinsurance and net of reinstatement premiums, of $235.1 million for hurricane Ike and $20.8 million for hurricane Gustav per Validus’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

[5]

Based on 93,561,766 pro forma diluted shares computed as (i) 56,478,861 diluted shares for IPC based on March 31, 2009, share counts, diluted using the treasury stock method with share price as of May 15, 2009, and (ii) 37,082,904 diluted shares issued by IPC to Max, based on the 0.6429 exchange ratio in the IPC-Max Amalgamation multiplied by 57,680,673 diluted Max shares based on share counts as of March 31, 2009, diluted using the treasury stock method at the price implied by the 0.6429 exchange ratio as of May 15, 2009. Pro forma tangible book value computed as (i) March 31, 2009, shareholders equity of approximately $1,849,474,000 for IPC, (ii) plus approximately $987,517,744 implied value of equity issued to Max based on IPC’s share price as of May 15, 2009, (iii) plus a gain on bargain purchase of approximately $157,969,256, calculated as the excess of Max’s March 31, 2009, book value of approximately $1,262,862,000 net of approximately $117,375,000 negative impact of purchase accounting adjustments (including the elimination of $11,975,000 of goodwill) over the $987,517,744 implied value of equity issued to Max, (iv) minus approximately $26,200,000 of transaction costs, (v) minus approximately $28,513,000 of Max intangible assets as of March 31, 2009. The diluted tangible book value per IPC common share is computed as the pro forma book value divided by the pro forma diluted shares.

Exchange Offer, which would result in only $29.89[6] of diluted tangible book value per IPC common share, and the IPC-Max Amalgamation would result in $31.73[7] of diluted book value per IPC common share as compared to Validus’s Exchange Offer, which would result in only $31.03[8] of diluted book value per IPC common share; in addition, the price implied by the exchange ratio of Validus’s Exchange Offer represents a 14% discount to IPC’s diluted book value per share as of May 18, 2009, and a 14% discount to IPC’s diluted tangible book value per share as of May 18, 2009; if Validus acquired IPC on the terms set forth in Validus’s Exchange Offer, Validus would be acquiring IPC, including IPC’s capital, for an aggregate price that is less than IPC’s book value and tangible book value;

•

the exchange ratio for Validus’s Exchange Offer represents for IPC shareholders a 5.9% discount to the exchange ratio determined using IPC’s and Validus’s diluted book value per share and a 12.7% discount using IPC’s and Validus’s diluted tangible book value per share;[9]

•

the implied value of Validus’s Exchange Offer of $30.14 represents a $0.16 per share, or less than 1%, increase over the implied value of the original offer of $29.98 (based on closing prices on May 15, 2009, and March 30, 2009, the last trading day prior to the amended and original offers, respectively);

•

the Board believes that a business combination without the associated benefits of achieving IPC’s other strategic objectives would not be likely to provide equivalent or greater value creation potential to IPC’s shareholders than a business combination providing such benefits. Because the IPC-Max Amalgamation or an acquisition by Validus will result in IPC shareholders holding shares of the resulting combined entity rather than receiving cash consideration, the Board considered the value creation potential of the combined entity;

[6]

Based on 145,368,497 pro forma diluted shares computed as (i) 81,902,839 diluted shares for Validus based on March 31, 2009, share counts, diluted using the treasury stock method with share price as of May 15, 2009, and (ii) 63,465,658 diluted shares issued by Validus to IPC, based on the 1.1234 exchange ratio proposed in Validus’s Exchange Offer multiplied by 56,494,266 diluted IPC shares based on share counts as of March 31, 2009, diluted using the treasury stock method at the price implied by the 1.1234 exchange ratio as of May 15, 2009, plus $3.00 in cash per IPC share. Pro forma tangible book value computed as (i) March 31, 2009, shareholders equity of approximately $2,022,986,000 for Validus, (ii) plus approximately $1,533,330,299 implied value of equity issued to IPC based on Validus’s share price as of May 15, 2009 and including the $3.00 per IPC share cash component, (iii) plus a gain on bargain purchase of approximately $146,660,904, calculated as the excess of IPC’s March 31, 2009, book value of approximately $1,849,474,000, excluding any purchase accounting adjustments, over the $1,702,813,096 implied total value to IPC, (iv) minus $50,000,000 of termination fees and approximately $26,200,000 of transaction costs, (v) minus approximately $146,570,000 of Validus goodwill and intangible assets as of March 31, 2009. The diluted tangible book value per Validus common share is computed as the pro forma book value divided by the pro forma diluted shares. The diluted tangible book value per IPC common share is computed as the diluted tangible book value per Validus common share multiplied by the 1.1234 exchange ratio per Validus share and also includes the value of the $3.00 per IPC share cash component.

[7]	Includes approximately $28,513,000 of pro forma intangible assets as of March 31, 2009.

[8]	Includes approximately $147,570,000 of pro forma goodwill and intangible assets as of March 31, 2009.

[9]

Based on diluted book value per share of $32.75 for IPC and $24.70 for Validus and diluted tangible book value per share of $32.75 for IPC and $22.91 for Validus. Based on share counts as of March 31, 2009, diluted using the treasury stock method with share prices as of May 15, 2009.

•

the value of the share consideration to be received by IPC shareholders in an acquisition of IPC by Validus depends on the share price of Validus immediately prior to the closing of the acquisition, whereas the number of shares to be issued by IPC in the IPC-Max Amalgamation is not dependent on the market value of Max common shares and IPC shareholders will not be receiving Max common shares in the IPC-Max Amalgamation; during the period between Validus’s IPO and the announcement of Validus’s initial unsolicited offer, Validus’s proposed exchange ratio would have resulted in a premium or a discount at different periods of time, with an average premium to IPC’s shareholders of only 5.1%;

•

at the time of Validus’s Exchange Offer, Validus’s share price was near the high end of its 52-week trading range and the average over the 52-week period prior to Validus’s initial unsolicited offer of the premium or discount of the price implied on each day of that period by the Validus Exchange Offer, calculated as the then-current Validus market price multiplied by 1.1234 plus $3.00 in cash, over the then-current IPC market price, represented an 0.9% premium. In contrast, based on its review of Max’s historical stock price performance and share ownership, the Board believed that Max, which was trading at 53% of its 52-week high market price at the time the IPC-Max Amalgamation was publicly announced, represented attractive timing and value possibilities for IPC’s shareholders. The average over the 52-week period prior to Validus’s initial unsolicited offer of the premium or discount of the price implied on each day of that period by the IPC-Max Amalgamation, calculated as the then-current IPC market price multiplied by 1.5555[10] over the then-current IPC market price, represented a 12.1% premium to IPC’s market price. Max was experiencing a depressed stock price due, among other reasons, to the impact of certain public disclosures regarding Max’s alternative investment portfolio and recent global economic turmoil, and the Board believed that Max’s share price was more likely to increase in value;

•

the pro forma ownership percentage of the IPC shareholders would be 17 percentage points less in the Validus/IPC combined company (41%) compared to the combination with Max (58%), based on the exchange ratio included in Validus’s Exchange Offer as compared to the exchange ratio for the IPC-Max Amalgamation. Based on pro forma book value of approximately $2,994,961,000[11] for an IPC/Max combined entity and approximately $3,872,460,000[12] for a Validus/IPC combined entity as well as the foregoing pro forma ownership percentages, IPC’s shareholders pro forma ownership interest in a combined Max/IPC entity would have a book value of approximately $1,737,000,000 and IPC’s shareholders pro forma ownership interest in a combined Validus/IPC entity would have a book value of approximately $1,588,000,000. The market value of IPC’s pro forma ownership interest in an IPC/Max combined entity or an IPC/Validus combined entity cannot be predicted as it is a function of the market price at which such entity would trade, which depends, among other factors, on market perception of the combined entity’s strategic and market position, profitability, growth prospects, and risk profile. The sum of current standalone market capitalizations is not a reliable indicator of the market value of a combined entity;

[10]

For comparative purposes, based on a theoretical transaction with Max as the issuer and an exchange ratio of 1.5555, calculated as the inverse of the 0.6429 exchange ratio in the amalgamation with IPC as the issuer. This theoretical calculation is used only for the purpose of comparing the amalgamation with Validus’s Exchange Offer in order to calculate the premium / discount on the same basis.

[11]

Calculated as the sum of IPC’s standalone book value as of March 31, 2009 of approximately $1,849,474,000, Max’s standalone book value as of March 31, 2009 of approximately $1,262,862,000, and purchase accounting adjustments of approximately $117,375,000.

[12]

Calculated as the sum of IPC’s standalone book value as of March 31, 2009 of approximately $1,849,474,000, Validus’s standalone book value as of March 31, 2009 of approximately $2,022,986,000, and no purchase accounting adjustments as any such adjustments are unknown as of this date.

•

56% of Validus’s common shares are held by founding shareholders who are represented on Validus’s board of directors, leading to potential conflicts of interest with IPC’s unaffiliated shareholders. Validus has disclosed these potential conflicts of interests in its Annual Report on Form 10-K for the year ended December 31, 2008, stating: “Entities affiliated with some of our directors have sponsored or invested in, and may in the future sponsor or invest in, other entities engaged in or intending to engage in insurance and reinsurance underwriting, some of which compete with us. They have also entered into, or may in the future enter into, agreements with companies that compete with us. We have a policy in place applicable to each of our directors and officers which provides for the resolution of potential conflicts of interest. However, we may not be in a position to influence any party’s decision to engage in activities that would give rise to a conflict of interest, and they may take actions that are not in our shareholders’ best interests.” In addition, according to Validus’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 25, 2009, of Validus’s 11 directors, Validus believes only six are independent under the rules of the NYSE. Of these six independent directors, IPC believes (based on Validus’s public disclosures) that only two directors are not affiliated with sponsoring shareholders that own substantial equity stakes;

•

Validus’s Exchange Offer does not provide for any of IPC’s directors to serve on the board of directors of Validus or any of its subsidiaries after consummation of the acquisition, nor does it provide for IPC’s management to have any role in the management of Validus or its subsidiaries after consummation of the acquisition. By contrast, under the amalgamation agreement with Max, IPC and Max have agreed to provide for representation from both companies’ independent directors on the Amalgamated Company’s board of directors (including IPC’s chairman as chairman of the Amalgamated Company) and for IPC’s management to have senior positions in the management of the Amalgamated Company, to seek to ensure the achievement of the objectives of the combined IPC/Max business plan. Validus stated in a press release dated April 2, 2009 that it would be willing to discuss continued board representation in the potential Validus-IPC combined entity with members of IPC’s Board; however, Validus has made no binding commitment in this regard; and

•

the time required to close the Validus transaction would result in greater risk exposure of that transaction compared to the IPC-Max Amalgamation due to the fact that a greater portion of the hurricane season would elapse before the closing of the Validus transaction.

In addition, the Board considered that the Exchange Offer is highly conditional, resulting in substantial uncertainty for IPC’s shareholders as to whether it will be completed and, if completed, a risk of substantial delay and associated expense.

•	As stated by Validus in the Offer to Exchange, the conditions to which the Exchange Offer is subject include the following:

•

IPC shareholders shall have validly tendered and not withdrawn prior to the expiration time of the Exchange Offer at least that number of IPC Common Shares that shall constitute 90% of the then-outstanding IPC Common Shares on a fully diluted basis (excluding any IPC Common Shares beneficially owned by Validus, its subsidiaries or IPC).

•

The IPC-Max Amalgamation Agreement shall have been validly terminated on terms reasonably satisfactory to Validus, and Validus shall reasonably believe that IPC could not have any liability, and Max shall not have asserted any claim of liability or breach against IPC in connection with the IPC-Max Amalgamation Agreement other than with respect to the possible payment of the $50 million termination fee thereunder.

•

Validus’s Registration Statement shall have become effective under the Securities Act of 1933, no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC, and Validus shall have received all necessary state securities law or “blue sky” authorizations.

•	The shareholders of Validus shall have approved the issuance of the Validus common shares pursuant to the Exchange Offer and the Squeeze Out as required under the rules of the NYSE.

•

The Validus common shares to be issued to IPC shareholders in exchange for IPC Common Shares in the Exchange Offer and the Squeeze Out shall have been authorized for listing on the NYSE, subject to official notice of issuance.

•

There shall be no threatened or pending litigation, suit, claim, action, proceeding or investigation before any governmental authority that, in the judgment of Validus, is reasonably likely to, directly or indirectly, restrain or prohibit (or which alleges a violation of law relating to) the Exchange Offer, or to prohibit or limit the full rights of ownership of IPC Common Shares by Validus or any of its affiliates.

•	Since December 31, 2008, there shall not have been any material adverse effect on IPC and its subsidiaries, taken as a whole.

•

Each of IPC and its subsidiaries shall have carried on their respective businesses in the ordinary course consistent with past practice at all times on or after the date of the Offer to Exchange and prior to the expiration time of the Exchange Offer.

•

In addition, Validus is not required to close the Exchange Offer unless all of the waivers or amendments under Validus’s credit facilities as determined by Validus to be necessary to consummate the Exchange Offer, the Squeeze Out and the other transactions contemplated by the Exchange Offer shall be in full force and effect. The IPC-Max Amalgamation Agreement does not have such a closing condition and, in any event, IPC and Max have already obtained all requisite amendments required under their respective syndicated credit facilities.

•

In total, the Exchange Offer contains over ten conditions, each of which must be satisfied before Validus will be obligated to purchase any shares of IPC Common Shares tendered pursuant to the Exchange Offer. The Board believes many important conditions allow Validus to make subjective determinations as to the occurrence of circumstances that would enable Validus not to consummate the Exchange Offer. For example, the condition that would require waivers and amendments under Validus’s credit facilities to have been obtained provides Validus with absolute discretion (without even a “reasonability” qualification) to determine whether the condition has been satisfied.

•	In addition, IPC believes that the receipt of satisfactory ratings from the rating agencies, also a necessary precondition to a successful combined entity, is uncertain in any Validus transaction.

IPC’s Views on the Three Mechanisms by Which Validus Seeks to Acquire IPC.

On April 30, 2009, Validus announced a “three-part plan” to acquire IPC in a hostile transaction. The first part entails an amalgamation offer and a solicitation of IPC shareholders to vote against the IPC-Max Amalgamation. The second part entails commencement of the Exchange Offer. The third part entails pursuing a “scheme of arrangement” under Bermuda law to cause the combination of IPC and Validus.

The Validus amalgamation offer (as amended May 18, 2009), the Exchange Offer and the Validus scheme of arrangement (as so amended) are alternative methods that Validus asserts will allow it to acquire all issued and outstanding IPC common shares. Each of the methods offers the same economic terms.

As discussed under “Item 4. The Solicitation or Recommendation—Solicitation or Recommendation,” the Board unanimously determined on May 20, 2009, that Validus’s revised offer, in each of its forms, did not constitute a “Superior Proposal” as defined in the IPC-Max Amalgamation Agreement and was not in the best interests of IPC. Accordingly, the Board reaffirmed its recommendation of the Max combination; recommended against Validus’s revised amalgamation, Exchange Offer and scheme of arrangement proposals; and determined to oppose both the Exchange Offer and the scheme of arrangement in light of the substantial legal concerns discussed below and in order to, among other things, preserve the Board’s flexibility to determine the best alternatives for IPC.

IPC believes the Exchange Offer faces substantial obstacles to completion on the terms proposed, and that the proposed Validus hostile scheme of arrangement is a novel, untested mechanism to effect a business combination which is unlikely to be permitted by the Supreme Court of Bermuda (whose approval would be needed). The Board views Validus’s commencement of these two alternative mechanisms to acquire IPC as a time-consuming and costly distraction given their economic equivalence to the Validus amalgamation proposal (none of the three being a “Superior Proposal” as defined in the IPC-Max Amalgamation Agreement), involving numerous lengthy SEC filings and court proceedings likely to result in an extraordinary waste of corporate funds, both IPC’s and Validus’s.

With respect to the Exchange Offer, IPC has advised Validus that (1) under IPC’s Bye-Laws, Validus is unable to become the legal owner of 10% or more of IPC’s common shares pursuant to the Exchange Offer; (2) under IPC’s Bye-Laws, Validus will be unable to exercise voting control over IPC by virtue of the 10% voting cutback even if Validus were to acquire a majority of common shares pursuant to the Exchange Offer; and (3) IPC does not accept that under Bermuda law, even if Validus were to acquire 90% beneficial ownership of IPC through Cede & Co., Validus would be entitled to compulsorily acquire the remaining minority shareholders who do not tender their shares by using Section 102 of the Bermuda Companies Act 1981. A copy of IPC’s letter to Validus notifying them of these points is attached as Exhibit (a)(2) hereto. In IPC’s view, in order for an exchange offer to be used as a mechanism to acquire IPC, there would need to be, at least, an amendment to IPC’s Bye-Laws removing the voting and transfer restrictions noted above. However, such an amendment would require approval of both the Board and IPC’s shareholders. The latter would in turn necessitate a further meeting of IPC’s shareholders and the attendant circulation of proxy voting materials to IPC’s shareholders, which Validus has not proposed. Accordingly, IPC believes that structuring an acquisition of IPC’s common shares by Validus as an exchange offer is complex and would be considerably more time-consuming than Validus seeks to portray, as well as being subject to substantial execution risk. It is possible that legal proceedings in Bermuda may be necessary to determine whether the Exchange Offer and subsequent compulsory minority acquisition can proceed to completion. As Validus has not offered a “Superior Proposal” or one that is in the best interests of IPC, IPC has not recommended Validus’s exchange offer.

With respect to Validus’s scheme of arrangement, to IPC’s knowledge the proposed scheme of arrangement structure is unprecedented in either Bermuda or England (English company law forming the model on which Bermuda company law is based) to successfully effect an acquisition without the consent of the acquired entity’s (IPC’s) board of directors. There is a serious question whether the Supreme Court of Bermuda even has the power to initiate the scheme of arrangement procedure on the application of a shareholder in Validus’s position in the absence of agreement by the Board. Even if the Supreme Court of Bermuda were to conclude that it does have such power, IPC believes that it would decline to exercise such power in Validus’s favor. Furthermore, even if it did exercise any such power, the Supreme Court of Bermuda would still need to sanction the proposed scheme of arrangement, and (1) this could only take place after two further meetings of shareholders had taken place (the first one to approve the scheme on behalf of the relevant class of shareholders in the latter’s capacity as a body that would be bound by the arrangement, and the second one to approve the scheme on behalf of IPC, assuming that can be done), and (2) the Court’s decision whether to sanction the scheme is not a rubber-stamping exercise but involves a determination by the Court whether the scheme is one that an intelligent and honest person who is a member of the relevant class of shareholders and acting in respect of his interest might reasonably approve. IPC does not believe that Validus could complete a scheme of arrangement without IPC’s consent. In short, Validus has commenced a scheme of arrangement procedure by applying to the Court for the first hearing (to be held in the week of May 25), but IPC believes that Validus is likely to fail at the first hearing (where it will vigorously oppose Validus) and that even if it is allowed by the Court to continue through two meetings and a second Court hearing, its outcome would remain uncertain until at least late July or August. As Validus has not offered a Superior Proposal or one that is in the best interests of IPC and for the foregoing reasons, IPC will oppose the scheme of arrangement.

In view of the number of reasons and complexity of these matters, the Board did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific factors it considered.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Except as described in this Statement (including in the Exhibits to this Statement), or as incorporated herein by reference, none.

Item 6.	Interest in Securities of the Subject Company.

Except as set forth or incorporated by reference in this Statement and in the ordinary course of business in connection with IPC’s employee benefit plans, to IPC’s knowledge, no transactions in the IPC Common Shares have been effected during the past 60 days by IPC or by any of its executive officers, directors, affiliates or subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals.

For a description of the IPC-Max Amalgamation Agreement, reference is made to “Item 3. Past Contacts, Transactions, Negotiations and Agreements—The IPC-Max Amalgamation,” which description is incorporated herein by reference.

Except as set forth in this Statement with respect to the IPC-Max Amalgamation Agreement, IPC is not engaged in any negotiation in response to the Exchange Offer that relates to or would result in: (i) a tender offer for or other acquisition of IPC’s securities by IPC, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger or reorganization, involving IPC or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of IPC or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of IPC.

On May 13, 2009, the Board met telephonically to discuss the commencement of the Exchange Offer by Validus on May 12, 2009 and to consider information disclosed in the Offer to Exchange, Schedule TO and Registration Statement filed with the SEC. After reviewing the Exchange Offer as set forth in the Offer to Exchange and Schedule TO in consultation with outside legal and financial advisors, the Board unanimously reaffirmed its approval of the combination with Max, concluded that the Exchange Offer does not constitute a “Superior Proposal” as defined in the IPC-Max Amalgamation Agreement and recommended that IPC’s shareholders reject the Exchange Offer and not tender their IPC Common Shares pursuant to the Exchange Offer.

On May 18, 2009, Validus announced a revision to the Exchange Offer. Under the revised terms of the Exchange Offer, IPC shareholders would receive for each outstanding IPC Common Share (x) 1.1234 Validus voting common shares and (y) $3.00 in cash, less any applicable withholding tax and without interest.

On May 20, 2009, the Board met to discuss the revised terms of the Exchange Offer announced by Validus on May 18, 2009 and to consider information disclosed in the Offer to Exchange, Schedule TO and Registration Statement filed with the SEC. After reviewing the revised terms of the Exchange Offer as set forth in the Offer to Exchange and Schedule TO in consultation with outside legal and financial advisors, the Board unanimously reaffirmed its approval of the combination with Max, concluded that the Exchange Offer does not constitute a “Superior Proposal” as defined in the IPC-Max Amalgamation Agreement and was not in the best interests of IPC, and recommended that IPC’s shareholders reject the Exchange Offer and not tender their IPC Common Shares pursuant to the Exchange Offer.

Except as set forth in this Statement with respect to the IPC-Max Amalgamation Agreement, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Exchange Offer that relates to one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information.

Regulatory.

Applicable Irish laws provide that a person may not directly or indirectly acquire or dispose of a “qualifying holding” in a reinsurance company established in Ireland, such as IPC’s subsidiary, IPCRe Europe Limited, without having previously notified the Irish Financial Services Regulatory Authority of the holding. A “qualifying holding” is any direct or indirect holding that represents 10% or more of the capital of, or voting rights in, a reinsurance company, or a holding that makes it possible to exercise a significant influence over the management of the company. Additional notifications are required for acquisitions or dispositions of capital or voting rights reaching, exceeding or falling below prescribed 20%, 33% or 50% percentage levels.

Irish reinsurance companies are also obliged to notify the Irish Financial Services Regulatory Authority as soon as practicable after they become aware that an acquisition or disposal of a holding in their capital or voting rights has been made which reaches, exceeds or falls below the prescribed 10%, 20%, 33% and 50% percentage levels.

Upon receiving a notification the Irish Financial Services Regulatory Authority may oppose an acquisition of, or an increase in, a qualifying holding within three months, if the Irish Financial Services Regulatory Authority is not satisfied as to the suitability of the proposed acquiror having regard to the need to ensure the prudent and sound management of the reinsurance company concerned.

Because IPC’s subsidiary IPCRe Europe Limited is a reinsurance company established in Ireland, IPC believes Validus will be required to notify the Irish Financial Services Regulatory Authority and either receive the appropriate confirmations of non-objection or allow the period within which the Irish Financial Services Regulatory Authority may object to elapse.

Other Applicable Law.

For a description of Bermuda law relating to takeovers, amalgamations, appraisal rights/dissenters’ rights, Schemes of Arrangement, compulsory share acquisitions and short form mergers, reference is made to pages 122-123 of the Joint Proxy Statement/Prospectus, which is filed as an exhibit hereto and incorporated herein by reference.

Forward-Looking Statements.

This Statement contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to certain risks and uncertainties that could cause actual results to differ materially from those suggested by such statements. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on our current plans, estimates and expectations. Some forward-looking statements may be identified by our use of terms such as “believes,” “anticipates,” “intends,” “expects,” “projections” and similar statements of a future or forward-looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this Statement should not be considered as a representation by us or any other person that our objectives or plans will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes the following: (i) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding our expectations; (ii) the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time; (iii) any lowering or loss of financial ratings of any wholly owned operating subsidiary; (iv) the effect of competition on market trends and pricing; (v) changes in general economic conditions, including changes in interest rates and/or equity values in the United States of America and elsewhere and continued instability in global credit markets; and (vi) other factors set forth in the most recent reports on Form 10-K, Form 10-Q and other documents filed by IPC with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. IPC does not intend, and is under no obligation, to update any forward-looking statement contained in this Statement.

Item 9.	Exhibits.

Exhibit No.	Description
(a)(1)	Joint Proxy Statement/Prospectus, dated May 7, 2009, on Form 424(b)(4) (SEC File No. 333-158264) (incorporated herein by reference).

(a)(2)	Letter from IPC Holdings, Ltd. addressed to Validus Holdings, Ltd., dated May 21, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IPC HOLDINGS, LTD.

By:	/s/ JAMES P. BRYCE
James P. Bryce President and Chief Executive Officer

Date: May 21, 2009